CapitaLand

RECEIVED

2007 JUN 19 A 3:4?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

07024470

SUPPL

5 June 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 May 2007 till 30 May 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

Encs

S:\Sec\ADR\2007\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Completion of the divestment of stake in Premier Health Corporation (M) Sdn Bhd"	2 May 2007	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Investment of US$130 million (approximately S$197 million) in Raffles City Bahrain Fund Limited"	2 May 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of wholly-owned subsidiary, CapitaLand GCC Holdings Pte. Ltd."	3 May 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"	3 May 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"	3 May 2007	For Public Relations Purposes
News release by CapitaMall Trust Management Limited – "Funan DigitaLife Mall Receives Provisional Permission to Erect a Nine-Storey Commercial Building Utilising Additional Gross Floor Area of Approximately 385,000 Square Feet"	3 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly owned subsidiary, Augite Pte. Ltd."	4 May 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Appointment of new Audit Committee and Corporate Disclosure Committee Member"	4 May 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Re-appointment of Directors to the Audit Committee"	4 May 2007	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Setting up of an indirect wholly-owned foreign enterprise in China – Citadines Garden City Shenzhen Property Co., Ltd.	7 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Interest on S$430,000,000 2.10 per cent. Convertible Bonds due 2016"	8 May 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Interest payment relating to floating rate notes series 002 issued under CapitaLand Commercial Limited's S$1 Billion Multicurrency Medium Term Note Programme"	10 May 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, CapitaLand GCC (Abu Dhabi) Pte. Ltd."	11 May 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "First and Final Dividend and Special Dividend for Financial Year 2006"	11 May 2007	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Ascott Residence Trust Management Limited – "Use of proceeds from the Offer and Placement of 105,334,329 New Units in Ascott Residence Trust ("Equity Fund Raising")"	11 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Placement of Shares Representing 50% Equity Interest in Ankerite Pte. Ltd. to Strategic Partners"	15 May 2007	SGX-ST Listing Manual
Announcement by Australand – "Australand Appoints New Chairman"	17 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of unit in residential development project to an interested person"	18 May 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides and supplementary slides "Expansion On Track" to be presented to investors on 21 May 2007 at CLSA Corporate Access Conference in Singapore"	21 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of an indirect wholly-owned subsidiary, CapitaLand Commercial Vietnam Holdings Pte. Ltd."	22 May 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Dissolution of indirect subsidiary, FSCR Hotel (UK) Limited"	23 May 2007	SGX-ST Listing Manual
Announcement by Australand – "Launch of Australand Wholesale Property Fund No. 6"	24 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Request for Trading Halt"	25 May 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Proposed issue of Convertible Bonds"	25 May 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand China acquires residential site for 3,800 homes in Chengdu City, Sichuan Province"	25 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Convertible Bonds due 2022"	25 May 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand achieves highest conversion premium at 72% for its 2.95%, S$1 billion convertible bond issue"	25 May 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Lifting of Trading Halt"	25 May 2007	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited – "Completion of the purchase of Shoan Heights Serviced Apartment, Melbourne, Australia"	30 May 2007	For Public Relations Purposes

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF THE DIVESTMENT OF STAKE IN PREMIER HEALTH CORPORATION (M) SDN BHD

CapitaLand Limited refers to its announcement made on 21 September 2006 and wishes to announce that Premier Health Corporation International Pte Ltd, its indirect wholly-owned subsidiary had on 30 April 2007 completed the sale of its entire 65% stake (the "Divestment") in Premier Health Corporation (M) Sdn Bhd to Health Management International Limited.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 May 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INVESTMENT OF US$130 MILLION (APPROXIMATELY S$197 MILLION) IN RAFFLES CITY BAHRAIN FUND LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand (GCC) Pte. Ltd. ("CG"), its indirect wholly-owned subsidiary, had on 30 April 2007 committed to invest (the "Investment") US$130 million (approximately S$197 million) representing 37.1% of the total commitments of US$350 million (approximately S$531 million) (the "Commitments") in Raffles City Bahrain Fund Limited (the "Fund").

The Fund is a private investment company incorporated in the Cayman Islands. Its main objective is to invest in an integrated residential, serviced residence and retail development to be known as Raffles City Bahrain in the premier destination of the waterside of Bahrain Bay, which will be developed by Bahrain Bay Integrated Development Limited ("BBID"), another company incorporated in the Cayman Islands.

In consideration for the payment of the Commitments which will be made on a progressive basis, the Fund will issue trust certificates (the "Certificates") to the investors. The Certificates are constituted by a Private Placement Memorandum dated 20 December 2006 (the "Private Placement Memorandum") and a Declaration of Trust and Agency dated 30 April 2007 (the "Declaration of Trust and Agency") pursuant to which the Fund declares that it holds the Trust Assets (as defined below) in trust for the holders of the Certificates *pro rata* to the face value of the Certificates subject to, *inter alia*, the terms and conditions set out in the Declaration of Trust and Agency.

The trust assets (the "Trust Assets") consist of substantially all the assets of the Fund which include the entire issued and paid-up share capital of RCBF Investment Limited ("RCBFI"), a company incorporated in the Cayman Islands and RCBFI's rights, title, interest and benefit, present and future, in, to and under various agreements (the "Agreements") and all proceeds to be received pursuant to the Agreements. The Agreements include a Master Forward Lease and a Master Call Option pursuant to both of which RCBFI will be able to lease and sell Raffles City Bahrain or the residential or retail units therein to third parties in return for rental and sale proceeds. The arrangements provide a framework to enable BBID to use the proceeds of the Certificates to finance the development of the Raffles City Bahrain and, in return, for RCBFI to be given the leasing and sale rights in respect of Raffles City Bahrain. All proceeds thereof after paying all costs and expenses incurred shall be retained by RCBFI.

CapitaLand Bahrain Bay Management Pte. Ltd., a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand, has been appointed to provide certain management services to the Fund, RCBFI and BBID. CapitaLand Bahrain Bay Business Services WLL, a company incorporated in Bahrain and an indirect wholly-owned subsidiary of CapitaLand, will provide project management and advisory services to BBID in relation to the development of Raffles City Bahrain.

Upon first drawdown of the Investment, the Fund will become an indirect associated company of CapitaLand.

The Investment is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
2 May 2007

CapitaLand

News Release

2 May 2007
For Immediate Release

Successful Close of CapitaLand's 12th Private Equity and Second Islamic Real Estate Fund

Raffles City Bahrain Fund closes at US$350 million, backed by strong investor demand from the Middle East

The Ascott Group to manage Raffles City Bahrain's serviced residences

Singapore, 2 May 2007 – Following the successful close of its 11th private equity fund, the Malaysia Commercial Development Fund, at US$270 million (S$410 million) on 28 March 2007, CapitaLand is pleased to announce the successful close of the Raffles City Bahrain Fund at US$350 million (S$531 million). The Raffles City Bahrain Fund is CapitaLand's 12th private equity fund and its second Shariah-compliant product, the first being ARC-CapitaLand Residences Japan, a Shariah-compliant property vehicle focused on rental apartments in Japan's key cities. The combined equity committed for the two Shariah-compliant product amounts to US$460 million (S$698 million), which now accounts for about 15% of the US$3.1 billion (S$4.7 billion) of total equity raised for CapitaLand's twelve funds under its private equity business.

The Raffles City Bahrain Fund, which will invest in the landmark Raffles City Bahrain integrated development, is the first equity Sukuk of its kind for a real estate project. Sukuk issuances are typically debt instruments, while the Fund is unique in that it has an equity characteristic. With the close of this Fund, CapitaLand is the first Singapore-based real estate company to have undertaken such a landmark transaction in the GCC region.

The Fund was closed at US$350 million and no additional equity raise is anticipated for completion of the Raffles City Bahrain project given the positive price uptrend and continued strong demand in the Bahrain residential market, and the keen interest from institutions, including The Ascott Group and its partner Nuzul Holding BSC (C), to acquire the serviced residence component. Demand for the Fund was strong from institutional and sophisticated high net worth investors from the Middle East (52.6%), with other international investors from Asia taking up 10.3%. The remaining 37.1% interest in the Fund is retained by its sponsor, CapitaLand.

The landmark Raffles City Bahrain will be a prime waterfront integrated development located at Bahrain Bay in Manama, Bahrain's capital city. The US$750 million (S$1138 million) Raffles City Bahrain development comprises 288,000 square metres of built up area with residential, retail and serviced residence components. Reclamation of the site has been completed and construction will commence in the fourth quarter of 2007, with completion targeted for 2010. Raffles City Bahrain will comprise approximately 200 serviced residences and over 500 luxurious residential units. The sales launch for the residential units is slated for early 2008.

RCBF Investment Limited ("RCBFI"), a wholly-owned subsidiary of RCBF, has signed a Memorandum of Understanding ("MOU") with The Ascott Group to manage the approximately 200-unit serviced residence in Raffles City Bahrain under the Ascott brand. The Ascott Group and its partner, Nuzul Holding BSC (C), have also expressed interest in acquiring the serviced residences.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "CapitaLand is rapidly growing its Shariah-compliant real estate business to tap the global Islamic finance market. We have now successfully raised a total of US$460 million in equity for our two Shariah compliant real estate products, which now accounts for a significant 15% of our private equity business. We started with the ARC-CapitaLand Residences Japan venture together with our valued partner, the Arcapita Group, to bring Middle East investors into the growing Japanese rental apartment market. For our second transaction, we are proud to be the first Singapore-based real estate company to successfully launch such a unique equity Sukuk fund in the GCC region. We intend to introduce more Shariah-compliant products and funds to meet the needs of global Islamic investors where the demand for such products could potentially grow to over US$1 trillion within the next decade."

Mr Wong Heang Fine, CEO of CapitaLand ILEC Pte. Ltd. and Country CEO for the GCC region, said, "Raffles City Bahrain is our fifth Raffles City development worldwide, and our first major integrated development in the GCC region. We will endeavour to turn it into a signature showcase of a prime high end residential product, a unique retail experience and world class hospitality services. We are pleased that our real estate development capabilities and the Raffles City brand have received a firm vote of confidence from international investors including those in the Middle East. We are confident of the strong fundamentals of the Bahrain economy and its real estate sector, and we are very encouraged by the keen interest which Raffles City Bahrain has generated."

About the Bahrain Economy and Property Market

Bahrain is strategically located in the Arabian Gulf, close to primary middle-eastern petroleum sources and is ideal for the establishment of a regional base to reap the rapid growth of the entire Middle East, especially the Gulf Co-operation Council (GCC) states. It is riding on the continual growth of the global tourism industry, and is witness to a growing number of intra-regional business and leisure visitors. In addition, Bahrain has long been recognized as the region's financial centre, facilitated by the government's pro-business policies. All these factors boost its economy, which is progressively now less reliant on its oil reserves. Bahrain's GDP growth in 2006 is estimated to be 7.1%.

The residential market is underpinned by Bahrain's strong economic fundamentals and favourable demographic trends. Even though there is strong demand from expatriates, home prices are still more affordable than in other similarly placed countries in the GCC.

Connected to Saudi Arabia by the King Fahad Causeway, Bahrain is within about two hours' reach to the affluent population of the Eastern Province of Saudi Arabia (population of about 3.8 million people). As Bahrain becomes an increasingly popular family recreation destination among Saudis (about 90% of its GCC tourists are Saudis), it is also expected to attract Saudis and Saudi-based expatriates to purchase and / or rent residential properties in Bahrain.

Bahrain's hospitality and retail industries have benefited from the improved accessibility from infrastructural development and strong tourism growth. This gives ample opportunities for development of tourism products like hotels, serviced residences, resorts and shopping malls. The completion of the Bahrain–Qatar Friendship Bridge in 2010 is expected to boost tourism even further.

About Bahrain Bay and Raffles City Bahrain

Raffles City Bahrain will be one of the focal points within the Bahrain Bay development. The master developer of the US$2.5 billion (S$3.8 billion) Bahrain Bay is Bahrain Bay Development B.S.C., a consortium of Middle East investors led by Arcapita Bank B.S.C., while the master plan is designed by Skidmore, Owings & Merrill. When completed, Bahrain Bay will comprise about 1.4 million square metres of commercial, residential, retail, hospitality and civic space.

Raffles City Bahrain will be developed on a 43,000-square metre reclaimed site in the commercial heart of Bahrain Bay. It will be strategically located adjacent to the Four Seasons

Hotel and Arcapita's global headquarters, both new iconic landmarks within Bahrain Bay. The total development area for Raffles City Bahrain forms about 20% of the total developable area of Bahrain Bay.

Internationally acclaimed architect, Rafael Vinoly, will be designing Raffles City Bahrain. Its design has been conceived as a series of concentric 'waves', inspired by the intrinsic geometry and spectacular views of the bay and the sea. The waterfront integrated development, which overlooks the stunning skyline of Manama, will have over 500 high-rise luxurious residential units and approximately 200 serviced residences as well as a unique waterfront retail concept that offers a promenade featuring a floating pavilion and a central plaza dotted with gourmet food outlets and signature restaurants.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by CapitaLand Limited (Regn. No.: 198900036N)
2 May 2007

Media Contact

Julie Ong
Corporate Communications
Mobile : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF WHOLLY-OWNED SUBSIDIARY, CAPITALAND GCC HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand GCC Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
3 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2007 18:30:38
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Payment of Management Fee By Way of Issue of Units in CapitaCommercial Trust
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTML.Annc.MgtFee.3May07.pdf Total size = **15K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), wishes to announce that 553,244 units in CCT ("**Units**") have been issued to the Company today. These Units were issued at an issue price of S$2.8185 per Unit.

These Units were issued to the Company as full payment of its management fee for the period 1 January 2007 to 31 March 2007 (both dates inclusive) in relation to CCT's 60% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 8,316,071 Units and the total number of Units in issue is 1,383,555,748.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
3 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2007 19:07:36
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Payment of Management Fee By Way of Issue of Units in CapitaMall Trust
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.Annc.MgtFee.3May07.pdf Total size = **66K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 866,363 units in CMT ("**Units**") have been issued to the Company today. Of these 866,363 Units, 317,210 Units were issued at an issue price of S$2.7807 per Unit and 549,153 Units were issued at an issue price of S$3.7076 per Unit.

585,981 Units have been issued to the Company as payment of the Performance Component (as defined in the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**")) of the Management Fee (as defined in the Trust Deed) for the period from 1 January 2007 to 31 March 2007 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. Of these 585,981 Units, 317,210 Units were issued at an issue price of S$2.7807 per Unit and 268,771 Units were issued at an issue price of S$3.7076 per Unit.

280,382 Units have been issued to the Company as full payment of its Management Fee for the period from 1 January 2007 to 31 March 2007 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust. These Units were issued at an issue price of S$3.7076 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 6,634,414 Units and the total number of Units in issue is 1,563,442,719.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
3 May 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2007 19:11:50
Announcement No.	00130

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Funan DigitaLife Mall Receives Provisional Permission to Erect a Nine-Storey Commercial Building Utilising Additional Gross Floor Area of Approximately 385,000 Square Feet"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CMTML.NewsRelease.FunanDigitaLifeMall.3May07.pdf Total size = **28K** (2048K size limit recommended)

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CapitaMall Trust

News Release

3 May 2007
For Immediate Release

Funan DigitaLife Mall Receives Provisional Permission to Erect a Nine-Storey Commercial Building Utilising Additional Gross Floor Area of Approximately 385,000 Square Feet

Singapore, 3 May 2007 – We refer to the article "URA okays 1.3m sq ft office space" published in the Business Times on 28 April 2007. In CapitaMall Trust's (CMT) Initial Public Offering (IPO) Circular dated 28 June 2002, it was stated that Funan DigitaLife Mall (previously known as Funan The IT Mall) had only utilised 3.861 of its allowable Gross Plot Ratio of 7.0 and has an unutilised Gross Floor Area (GFA) of about 385,000 square feet.

In order to maximise the unutilised GFA at Funan DigitaLife Mall, CapitaMall Trust Management Limited (CMTML), as manager of CMT, has submitted a planning application to the Urban Redevelopment Authority (URA) and has earlier received URA's provisional permission to erect a nine storey commercial building and for additions and alterations to the existing Funan Digitalife Mall.

However, CMTML is appealing to URA on an alternative waiver scheme so as to achieve a more efficient floor plate for the proposed development of an office block and to minimise disruptions to the retail tenants. Further details will be provided in due course upon finalisation of details with the URA.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8,

Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City. With an asset size of S$4.8 billion as at 31 March 2007 and a market capitalisation of approximately S$6.5 billion as at 3 May 2007, CMT is currently Singapore's largest REIT by asset size and market capitalisation.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, AUGITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Augite Pte. Ltd.
Principal Activity	:	Property Development
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
4 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2007 19:12:40
Announcement No.	00146

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Appointment of New Audit Committee and Corporate Disclosure Committee Member"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL_AC_CDC_apmt.pdf Total size = **28K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

APPOINTMENT OF NEW AUDIT COMMITTEE AND CORPORATE DISCLOSURE COMMITTEE MEMBER

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the appointment of Mr Dilhan Pillay Sandrasegara, an Independent Non-Executive Director of the Company, as a member of the Audit Committee and Corporate Disclosure Committee of the Company with immediate effect.

Following the aforesaid appointment, the composition of the Audit Committee and the Corporate Disclosure Committee of the Company are as follows:

Audit Committee
Mr. Lim Jit Poh – Chairman
Mr. S. Chandra Das
Mr. Dilhan Pillay Sandrasegara

Corporate Disclosure Committee
Mr. Richard E Hale – Chairman
Mr. Lim Jit Poh
Mr. Dilhan Pillay Sandrasegara

By Order of the Board

Hazel Chew
Company Secretary
4 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2007 19:30:09
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust Management Limited - "Re-appointment of Directors to the Audit Committee"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT_Re-appt_Dirs_to_AC.pdf Total size = **16K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust, wishes to announce that at the Annual General Meeting ("AGM") of the Company, Mr Hsuan Owyang and Mr James Glen Service were re-appointed as Directors pursuant to Section 153(6) of the Companies Act, Cap. 50 to hold office until the next AGM of the Company.

Upon re-election, Mr Owyang and Mr Service remained respectively as Chairman and member of the Audit Committee and are considered independent pursuant to Rule 704(8) of the Listing Manual.

Subsequent to the above, the compositions of the Board of Directors and the Audit Committee remain unchanged, and are as follows:

Board of Directors
Mr Hsuan Owyang – Chairman
Mr Liew Mun Leong – Deputy Chairman
Mr Pua Seck Guan – Chief Executive Officer
Mr James Glen Service
Mr David Wong Chin Huat
Mr S. Chandra Das
Mr Hiew Yoon Khong
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow
Mr Wen Khai Meng (Alternate Director to Mr Kee Teck Koon)

Audit Committee
Mr Hsuan Owyang – Chairman
Mr James Glen Service
Mr David Wong Chin Huat
Mr Olivier Lim Tse Ghow

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
4 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-May-2007 13:00:06
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Setting up of an indirect wholly-owned foreign enterprise in China - Citadines Garden City Shenzhen Property Co., Ltd.
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL_SGX_SHENZHEN_WOFE.pdf Total size = **27K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

SETTING UP OF AN INDIRECT WHOLLY-OWNED FOREIGN ENTERPRISE IN CHINA - CITADINES GARDEN CITY SHENZHEN PROPERTY CO., LTD.

1. **Introduction**

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that Ascott has established an indirect wholly-owned foreign enterprise ("WOFE") known as "Citadines Garden City Shenzhen Property Co., Ltd." in the People's Republic of China.

2. **The WOFE**

The registered capital of the WOFE is US$21.5 million (equivalent to S$32.9 million) and is wholly owned by Grand Nice Investments Limited, a company established in Hong Kong, the Special Administrative Region of the People's Republic of China and an indirect wholly-owned subsidiary of Ascott.

3. **Purpose of the WOFE**

The purpose of establishing the WOFE is to acquire from China Merchants Real Estate (Shenzhen) Co., Ltd, part of a property located in the heart of Nanshan Commercial and Cultural Centre to be renamed as "Citadines Shenzhen Garden City" (the "**Shenzhen Property**") at a total purchase consideration of RMB 246.0 million (equivalent to S$48.5 million) (the "**Purchase Price**"). The Purchase Consideration, arrived at on a willing-buyer willing-seller basis, is satisfied fully in cash and is funded by the equity contribution of the WOFE and bank borrowings.

The Shenzhen Property, being Ascott's first property in Shenzhen, comprises a 16-storey residential building of a total gross floor area ("**GFA**") of 17,016.0 square meters and a ground floor retail space of GFA 362.4 square meters attached to the residential building. The Shenzhen Property was completed in December 2006 and was built and designed as a residential apartment under a residential project called Garden City, which comprises a total of 20 residential blocks. Ascott intends to convert the residential portion of the Property into a 240-unit serviced residence with shared facilities such as a club house.

4. Financial Effects

The acquisition is not expected to have a material impact on the net tangible assets per share and the earnings per share of the Group for the financial year ending 31 December 2007.

5. Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the said acquisition.

By Order of the Board

Hazel Chew
Company Secretary

Singapore, 7 May 2007

Note: The exchange rate used in this Announcement is as follows:
(i) RMB1 = S$0.197 (ii) US$1 = S$1.530

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$430,000,000 2.10 PER CENT. CONVERTIBLE BONDS DUE 2016

CapitaLand Limited ("CapitaLand") wishes to announce that the first interest payment (the "Interest Payment") on the S$430,000,000 principal amount of convertible bonds due 2016 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 15 May 2007 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 2.10 per cent. per annum, payable semi-annually in arrears on 15 May and 15 November in each year (each an "Interest Payment Date"), commencing 15 May 2007. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the bondholder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request at the bondholder otherwise than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 May 2007

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER CAPITALAND COMMERCIAL LIMITED'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$30 Million Floating Rates Notes Due 2008 (the "Series 002 Notes") issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Commercial Limited (formerly known as CapitaLand Commercial and Integrated Development Limited):

Principal Amount of Notes	: S$30 Million
Interest Period	: From 10 November 2006 to 10 May 2007
Interest Rate	: 5.07847% per annum
Interest Amount	: S$6,295.91 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 10 May 2007
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 May 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND GCC (ABU DHABI) PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand GCC (Abu Dhabi) Pte. Ltd.
Principal Activity	:	Holding of potential investments in Abu Dhabi.
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 May 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

FIRST AND FINAL DIVIDEND AND SPECIAL DIVIDEND FOR FINANCIAL YEAR 2006

CapitaLand Limited ("CapitaLand" or the "Company") refers to its announcement of 1 March 2007 wherein it had stated that the Company will announce the exact amount of the franked and one-tier components of the first and final dividend for the year ended 31 December 2006 as soon as practicable following the books closure date, being 5 p.m. on 11 May 2007.

CapitaLand is pleased to announce that the first and final dividend of 7.00 cents per share for the year ended 31 December 2006 will comprise:

- 3.81 cents per share (less tax at 18%); and
- 3.19 cents per share (one-tier).

The first and final dividend (as above) and a special one-tier dividend of 5.00 cents per share for the year ended 31 December 2006 were approved at the Annual General Meeting of the Company held on 27 April 2007. Payment of these dividends will be made on 28 May 2007.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-May-2007 18:09:44
Announcement No.	00150

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Use of proceeds from the Offer and Placement of 105,334,329 New Units in Ascott Residence Trust ("Equity Fund Raising")
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Annc.UseofProceeds.11May07.pdf Total size = **249K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

USE OF PROCEEDS FROM THE OFFER AND PLACEMENT OF 105,334,329 NEW UNITS IN ASCOTT RESIDENCE TRUST ("EQUITY FUND RAISING")

Ascott Residence Trust Management Limited ("**ARTML**"), as Manager of Ascott Residence Trust ("**ART**"), is pleased to announce that of a total amount of S$199.0 million raised from the Equity Fund Raising completed on 23 March 2007, approximately S$176.1 million from the proceeds of the Equity Fund Raising has been used for the following purposes:

(a) S$168.0 million was utilised to finance four of the Target Acquisitions (as defined in the Circular dated 30 January 2007) that have been completed in March 2007 and April 2007, and part of the associated costs of the Target Acquisitions and the Equity Fund Raising. These completed acquisitions were Somerset Azabu East, Tokyo, remaining 60 percent beneficiary interest in Somerset Roppongi, Tokyo, 100 percent effective interest in Ascott Makati and 40.2 percent effective interest in Somerset Chancellor Court, Ho Chi Minh City; and

(b) S$8.1 million was utilised to re-finance the loan drawn for the acquisition of the 26.8 percent effective interest in Somerset Chancellor Court, Ho Chi Minh City, which was completed in January 2007.

The balance of the proceeds of the Equity Fund Raising of S$22.9 million will be utilised to finance the remaining Target Acquisition, namely Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne), the balance of the associated costs of the Target Acquisitions and the Equity Fund Raising, and for general corporate and working capital purposes.

BY ORDER OF THE BOARD

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Kang Siew Fong
Company Secretary
Singapore, 11 May 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PLACEMENT OF SHARES REPRESENTING 50% EQUITY INTEREST IN ANKERITE PTE. LTD. TO STRATEGIC PARTNERS

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CRL Realty Pte Ltd ("CRL Realty"), has today entered into a conditional sale and purchase agreement (the "Agreement") with HPL Orchard Place Pte Ltd ("HPL"), a subsidiary of Hotel Properties Limited, and two private funds, who are all parties unrelated to CapitaLand. Pursuant to the Agreement, CRL Realty has agreed to place out in aggregate 500,000 ordinary shares (the "Placement"), representing 50% of the total issued share capital of Ankerite Pte. Ltd. ("Ankerite") for a cash consideration of S$500,000 (the "Consideration").

The Placement is in line with CapitaLand Group's capital productivity strategy. CapitaLand will continue to invest in the Singapore residential market and plans to deploy the capital from the Placement to invest in other residential sites to cater to a broad spectrum of homebuyers.

Ankerite, which is currently wholly-owned by CRL Realty, had on 5 February 2007 entered into a sale and purchase agreement to acquire the Gillman Heights Condominium (the "Property") located along Alexandra Road, Singapore. The site provides opportunities to develop branded residences featuring new lifestyle concepts. CapitaLand will be the lead development manager for the project, responsible for the full spectrum of sales and marketing, product design and development and project management.

HPL and the two private funds are strong partners who share CapitaLand's confidence in the Singapore residential market. The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account the net tangible asset of Ankerite. Pursuant to the Agreement, HPL and the two private funds will extend proportionate shareholders' loans, which currently comprise primarily the stamp duty amounting to S$16.4 million and the 5% deposit paid for the Property valued at S$548 million.

Completion of the Placement is expected to take place by the second quarter of 2007 (the "Completion"). Upon Completion, CapitaLand's interest in Ankerite will be reduced to 50% and Ankerite will become an associated company of CapitaLand.

The Placement is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Placement.

By Order of the Board

Low Sai Choy
Company Secretary
15 May 2007

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-May-2007 12:45:05
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand Appoints New Chairman
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.annc.Chairman.17May07.pdf Total size = **38K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT
ASX CODE: ALZ

17 May 2007

AUSTRALAND APPOINTS NEW CHAIRMAN

Australand announced today that Mr Lui Chong Chee will be appointed Chairman of the Board of Directors, replacing Mr Tham Kui Seng who has served as a non-executive director and Chairman since January 2001. Mr Lui is Chief Executive Officer of CapitaLand Residential Limited and has been a non-executive director of Australand since December 2001. This appointment, which takes effect on 1 June 2007, follows the realignment of responsibilities in CapitaLand Limited (Australand's majority shareholder).

Mr Lui joined the CapitaLand Group in 2001 as the Group's Chief Financial Officer, prior to which he was Managing Director of Citigroup Investment Bank (Singapore) Limited where he had responsibility for debt and equity capital markets and the financial advisory business in Singapore.

The Board expressed its appreciation to Tham Kui Seng for the significant contribution he has made to the Group throughout his term as Chairman, during which time the market capitalisation of the Group has grown from $665 million to in excess of $2.0 billion. Mr Tham will remain on the Board as a non-executive director.

For further information please contact:

Bev Booker
Company Secretary
Tel: 61 2 9767 2182
Email: bbooker@australand.com.au

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF UNIT IN RESIDENTIAL DEVELOPMENT PROJECT TO AN INTERESTED PERSON

CapitaLand Limited ("CapitaLand") wishes to announce, pursuant to Rule 910(1) of the Singapore Exchange Securities Trading Limited Listing Manual, that its indirect wholly-owned subsidiary, CRL Realty Pte Ltd, has granted an option to purchase a unit in its property project known as "The Seafront on Meyer" to Mr Liew Mun Leong, a Director and the President & CEO of CapitaLand. Details of the proposed sale are as follows:

Unit number	:	# 22-12
List price	:	S$2,819,000
Discount given	:	5% staff discount off the list price in line with that given to all regular full-time confirmed staff of the CapitaLand Group pursuant to the rules of CapitaLand Staff Purchase Scheme

The Audit Committee of CapitaLand has reviewed and approved the proposed sale and is satisfied that the terms thereof are fair and reasonable. The Board and Audit Committee of CapitaLand are satisfied that the terms of the proposed sale are not prejudicial to the interests of CapitaLand and its minority shareholders.

Mr Liew Mun Leong had abstained from the Board's review and approval of the proposed sale.

By Order of the Board

Low Sai Choy
Company Secretary
18 May 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-May-2007 07:18:29
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Expansion On Track" to be presented to investors on 21 May 2007 at CLSA Corporate Access Conference in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.presentation.May2007.pdf Total size = **1775K** (2048K size limit recommended)

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CapitaLand

Expansion on Track

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



May 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Consistent Strategy



CapitaLand

Strategy - On Track

- **Strong 1Q 2007, PATMI up 369% to S$608 million**
  - Strong operating performance & EBIT margins by business units
- **Singapore very strong, EBIT contribution of 84%**
  - Favourable office and residential environment
- **Overseas business remains positive**
  - Overseas operating income grows in absolute terms
- **Growing financial services and fee-based income**
  - Listed Quill Capita Trust and closed Malaysia Commercial Development Fund
- **Active capital management**
  - Strong *financial capacity*: Net D/E *ratio* 0.50
  - Special dividend of 5 cents payable on 28 May 2007

FY 2006 – Seeding Strategic Growth Initiatives

- Investing for Future Growth
- Growing Financial Services
- New Markets & New Products
- Forging new Joint-Ventures/ Partnerships for Strength


%


$



Sun Hung Kai Properties WAL*MART zhixin Pantaloons

4 CapitaLand Presentation * May 2007 *

CapitaLand

FY 2006 – Strategic Growth Initiatives

Investing for Future Growth

- **Expanded China's multi-sector footprint**
  - Entry into inner cities
- **Retail business growing from strength to strength**
  - Pipeline of more than 70 malls
- **Expansion in countries:**
  - Japan – India – Vietnam – Malaysia – Thailand – Bahrain



INDIA
THAILAND
VIETNAM
MALAYSIA
SINGAPORE
JAPAN
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS
THE ASCOTT GROUP
FUTURE PRESENCE

CapitaLand

FY 2006 – Strategic Growth Initiatives

Growing Financial Services

Listed 3 new REITs:
- Ascott Residence Trust
- CapitaRetail China Trust
- Quill Capita Trust

Launched 4 new Private Real Estate Funds:
- CapitaRetail China Dev Fund
- CapitaRetail China Incubator Fund
- Malaysia Commercial Dev Fund
- Raffles City Bahrain Fund

**AUM up 68% to S$14.3b,
exceeding 2007 target of S$13b**

FY 2006 – Strategic Growth Initiatives

Expansion into New Markets

- Gulf Co-operation Council (GCC)
- Moscow & St. Petersburg


RUSSIA
ST PETERSBURG
MOSCOW
UNITED KINGDOM
BELGIUM
FRANCE
GERMANY
SPAIN
GULF CO-OPERATIVE COUNCIL
BAHRAIN
QATAR
UAE

New Products

- Raffles City Brand
- Integrated Leisure, Entertainment & Conventions (ILEC)


STUDIO CITY

FY 2006 – Strategic Growth Initiatives

- **Forging new Joint-Ventures/Partnerships for Strength**

Lippo Group

Sun Hung Kai Props
eSun

Chengdu Zhixin
Central China Holdings

Samty

Amtel Properties

Pantaloon
Rattha

Arcapita
Addax Investment Bank

Malayan Banking Grp
Quill Group
MRCB
YNH Prop

CapitaLand

Delivering Results



CapitaLand

1Q 2007 - Strong Earnings Performance

S$ million	3Mths 2006	3Mths 2007	Change
Revenue	658.7	637.0	↓ 3.3%
EBIT	223.6	819.5	↑ 266.4%
PATMI	129.6	608.1	↑ 369.4%
EPS (S cents)	4.7	21.8	↑ 363.8%
NTA / share (S$)	2.42	2.85	↑ 17.8%

Business Model: Revenue & PATMI impact



% Rebased: 2003 = 100%
1000
900
800
700
600
500
400
300
200
100
0
-100
2003
2004
2005
2006
992%
731%
298%
100%
104%
105%
86%
PATMI
Revenue

CapitaLand

1Q2007 - EBIT Contributions by SBU


3Mths 2006 - S$223.6 million
Raffles
7%
TAG
6%
Financial
Svcs
9%
Residential
29%
Retail
9%
Commercial
40%


3Mths 2007 - S$819.5 million
Others**
9%
TAG
& ART
4%
Financial
Svcs
1%
Residential
15%
Retail
3%
Commercial*
68%

*Commercial - Include fair value gain from Temasek Tower and sale of Samsung Hub office space in Singapore

** Others - Primarily consisting of gain from placement of ART units

1Q 2007 - EBIT by SBU

(S$ million)	3Mths 2006	3Mths 2007	Change
Residential	67.1	121.2	↑ 80.6%
Commercial	93.1	*560.9	↑ 502.4%
Retail	20.2	23.7	↑ 17.3%
Financial Svcs	**19.6	12.1	↓ 38.0%
TAG & ART	14.6	29.2	↑ 99.6%
RHL Grp	15.7	-	N.M.
Others & Adj	(6.6)	***72.4	N.M.
Total EBIT	223.6	819.5	↑ 266.4%

*Fair value gain from Temasek Tower totaling S$427m (PATMI)
**Includes S$11m mark-to-market gain on investment
***Primarily consisting of gain from placement of ART units totaling S$33.8m (PATMI)

CapitaLand

1Q 2007 – Geographical Breakdown

By Geographical Location

Total Assets
S$20.8 billion



Europe 6%
China 20%
Australia & NZ 20%
Other Asia* 8%
Singapore 46%

Revenue
S$637.0 million



Europe 9%
China 19%
Australia & NZ 26%
Other Asia* 4%
Singapore 42%

EBIT
S$819.5 million



Europe 1%
China 7%
Australia & NZ 6%
Other Asia* 3%
Singapore 83%

Strong Singapore Contribution in 1Q07

** Includes Hong Kong, India, Vietnam, Malaysia, Thailand and Japan*

1Q 2007 - EBIT by Geography

(S$ million)	3Mths 2006	3Mths 2007	Change
Singapore	65.8	684.5	↑ 940.2%
Australia & NZ	31.5	46.0	↑ 46.0%
China	**99.8	55.0	↓ 44.9%
*Other Asia	21.9	23.0	↑ 5.1%
Europe	4.7	11.2	↑ 137.9%
Total EBIT	223.6	819.5	↑ 266.4%

* Includes Hong Kong, India, Vietnam, Malaysia, Thailand and Japan
** Gain of S$55.9m from sale of Shanghai Xin Mao Property Dev't Co. Ltd

Financial Capacity / Debt Coverage

	3Mths 2006	3Mths 2007	Change
Net Debt (S$ billion)	4.83	4.92	Increased
Equity (S$ billion)	9.13	9.91	Increased
Net Debt / Equity	0.53	0.50	Decreased
% Fixed Rate Debt	65%	69%	Satisfactory
Finance Cost (S$ million)	70.1	91.1	Increased
Interest Cover Ratio (ICR)	5.4	13.9	Satisfactory
Interest Service Ratio (ISR)	3.1	1.0	Decreased

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

Balance Sheet Capacity



S$ billion
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
2006
1Q07

Capital Allocation by Geography
2001 to 1Q2007



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
1Q2007
Europe
6%
7%
7%
12%
7%
6%
6%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
20%
Singapore
Other Asia
China
6%
7%
7%
9%
18%
23%
20%

CapitaLand

Drivers For Sustainable Growth



CapitaLand

Drivers for Sustainable Growth


Multi-Sector, Geographical Spread, Diversified Income Streams
New Business
ILEC
New Markets
Leverage on oil rich resource Countries
eg. GCC, Moscow & St Petersburg
Ascott & ART
Efficient model for rapid expansion
Financial Services
Growing REITS & fund management
Leading Mall Owner & Manager
Singapore, China, Japan & India
China Diversified Growth
Strong residential, retail and integrated development pipelines
Singapore Boom
Multi-sector quality portfolio; 46% of total assets

Singapore Restructures

Rapid Transition to Vibrant Global City	
Financial Services	• World's fastest growing private-banking centre • Other financial services eg. data management and processing centre
Education	• 16 leading foreign universities eg. University of Chicago, INSEAD etc
Entertainment, lifestyle (Tourism)	• Integrated resorts, Sentosa, Revamping Orchard Road
Biomedical Science	• Rank among major centres like Ireland and Puerto Rico

- **Strong economic performance with 7.7% GDP growth in 2006**
  - GDP to remain healthy with forecast growth of 4.5% p.a. to 2010
- **173,000 jobs created in 2006, all time high**
  - Unemployment rate at just 2.6%

CapitaLand

Asset Allocation 1Q2007 – Singapore (S$ 9.6b – 46%)


Others
21.9%
Residential
19.6%
TAG & ART
8.5%
Retail
16.3%
Financial
Services
1.8%
Commercial &
Integrated Devt
31.9%

Residential - Launches

- **The Orchard Residences launched in 1Q07**
  - — Phase One (98 units) fully sold
  - — Prices breached S$4,000 psf, with average pricing of S$3,213 psf

- **Target to launch 1,000 to 1,200 units in 2007**
  - — The Seafront on Meyer, Botannia, Dragon View site and Silver Tower site.
  - — Caters across spectrum: mid-end, high-end and super-luxury segments.



Residential - Pipeline

- **Quality residential development sites slated for launch in 2007**

Site	GFA (Sqft)	Units	Class	Tenure (Years)
Orchard Residences (launched)	406,000	175	Super Luxury	99
Seafront on Meyer (launched)	565,000	350	Mid-end/High-end	Freehold
Botannia (launched)	652,000	500	Mid-end	956-year
Silver Tower	160,000	100	High-end	Freehold
Dragon View	263,000	150	High-end	Freehold

Commercial – Positive Outlook

Annual Supply, Demand & Occupancy (1990-2010)



2006 Demand : 2.4 million sq ft, Grade A – 1.74 million sq ft
million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)
Occ %
100.0%
90.0%
80.0%
70.0%
60.0%
Past 10 year average annual supply 1.6m sf
Past 10 year average demand 1.3m sf
Forecast
Average annual new supply '07 – '10 is 0.7 m sf
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07F
08F
09F
10F
New supply (sq ft)
Island wide Occupancy rate (%)
New demand (sq ft)
Grade A Occupancy rate (%)

Source: CBRE Research

CapitaLand

Commercial - Rent Rising

	1Q 2007	Vs 1Q 2006	Vs 4Q 2006
Prime	$8.60 psf pm	Up 53.6%	Up 10.1%
Grade A	$10.60 psf pm	Up 76.7%	Up 21.4%



Average Prime Rents
Past 10 year average
Prime Rent $6.30 psf pm
$ psf per month
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.81
$10.00
$11.00
$12.00
$12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E

Source:CBRE Research

Commercial – Premium Portfolio

- **One of the largest owner/manager in Downtown Core in Singapore**
  - Net Lettable Area of approximately 3.4m sqft worth >S$5b
- **Occupancy Rates @ 99%**
  - above islandwide average
- **To benefit from tight office space market**
  - Over 55% of leases due for renewal in 2007-2008



Somerset Station
Starhub Centre
Bugis Village
Bugis Station
Raffles City
City Hall Station
One George Street
Raffles Place Station
HSBC Building
Hitachi Tower
Caltex House
6 Battery Road
Golden Shoe Car Park
Market Street Car Park
Robinson Point
Capital Tower
Tanjong Pagar Station

Commercial – New Developments

- **Wilkie Edge Development (Selegie Complex)**
  - — Timely completion by 2008
  - — Integrated development with office, retail, SOHO and serviced apartments
  - — Fringe of CBD

- **Market Street & Golden Shoe Car Park refurbishments**
  - Completed end 2006/beginning 2007
  - Almost full occupancy
  - Average rent up 41% and 26% over preceding rent respectively


Wilkie Edge, S'pore


Be Inspired
Be Different
Be Yourself
CapitaLand
6536 1188

Orchard Turn – Landmark Development



- **Residential** : 175 Super Luxury units
- **Retail** : 660,000 sqft NLA within S'pore's shopping artery

China Diversified Growth
- Four Strategic Thrusts

Residential
Building 35,000 homes
together with our partners,

Retail
Over 100 malls
Across China

Integrated Dev
Raffles City in
Gateway Cities

Serviced Residences
Target 10,000 units
by 2010



CHINA
INDIA
THAILAND
MALAYSIA
SINGAPORE

CapitaLand

Asset Allocation 1Q 2007 – China (S$ 4.2b – 20.1%)


Serviced Residences 7.5%
Residential 44.0%
Commercial & Integrated Devt 26.1%
Retail 22.3%

CapitaLand

Residential – Deepen & Broaden China Presence

- **Expanding in gateway cities**
  - — Secured two new sites in Beijing, three in Foshan and one in Hangzhou
  - — Acquired 20% stake in Lai Fung Hldgs
    - ➢ landbank of 1m sqm in Shanghai and Pearl River Delta
- **Extending reach into inner cities**
  - — JV with Chengdu Zhixin Industrial Co
  - — Acquired 29.75% in Henan's Central China Holdings
- **Pipeline in China**
  - — To launch 2,000 to 3,000 units in 2007
  - — 35,000 homes in 5 years with our partners



Bohai Economic Rim
Central China
Yangtze River Delta
South West China
Pearl River Delta

CapitaLand

Leading Mall Owner/Manager in Asia

Country	Details	Operational	Pipeline
Singapore	• Largest retail mall owner / manager • NLA: over 5.3m sq ft • Asset value of S$5.6b	16*	~1
China	• Listing of CRCT • Gross rentable area: Over 3.2m sqm • Total asset value of approx S$3.7b	17.5	>50.5**
Japan	• Malls in Hokkaido, Osaka & Tokyo • NLA: 1.4m sqft • Asset value of S$581m	5	NA
Malaysia	• Manage Gurney Plaza in Penang	1	NA

Will manage over 92 malls, 42.3 million sq ft

**VivoCity under management*
***Total in excess of 70 inclusive of CRCDF MOU with a few Chinese parties for the acquisition of 35 retail malls*

Retail - Singapore

- **Strong performance in 1Q 2007**
  - — Higher revenue from Clarke Quay, higher management fees in view of enlarged portfolio
- **Orchard Turn Retail**
  - — Ultimate prime shopping site in Singapore with over 660,000 sqft of net lettable space
- **CMT acquires CapitaRetail Singapore Fund assets**
  - — Lot One, Bukit Panjang Plaza & Rivervale Mall
  - — Asset base to increase by S$710m


Lot One Shoppers' Mall (Lot 1)
Bukit Panjang Plaza
Rivervale Mall

Retail China...
Geographically Diversified in Multi-Tiered Cities

Currently, 33 retail malls across China
New Memorandums of Understandings[1] signed to acquire over 35 retail malls in major provinces/cities which include Beijing, Guangdong, Sichuan, Shandong & Inner Mongolia

Potentially own/manage over 70 retail malls across China



Anyang
Xinxiang
Mianyang
Chengdu
Deyang
Yibin
Yiyang
Zhaoqing
Zhanjiang
Hainan
Beijing
Liaoning
Xinhuan Plaza Retail Mall
Zibo
Weifang
Yangzhou
Kunshan
Nanchang
Quanzhou
Foshan
Huiyang
Dongguan
Shenzhen
Shunde

- ☆ CapitaRetail China Trust (CRCT)
- ● CapitaRetail China Development Fund (CRCDF)
- ◎ CapitaRetail China Incubator Fund (CRCIF)
- ◌ CapitaLand (CL)

[1] *CapitaLand press release dated 15 January 2007*

CapitaLand

CRCT


Jinyu Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall

- Listed first pure-play China retail REIT in Singapore
- Initial portfolio of 7 quality malls anchored by Wal-Mart, Carrefour and Beijing Hualian Group
- Total Asset Size of S$690 mil, Total Gross Rentable Area of 412,866 sqm
- IPO placement 196x subscribed
- Total Shareholder Returns over 176.1% since IPO on 8Dec06


Zhengzhou Mall
Qibao Mall
Xinwu Mall

CapitaLand

Retail – China Retail Strategy

Country	Malls	Operational	By 2007	By 2008
CRCT	7	7	-	-
CRCDF	20	5.5[1]	4.5[2]	10
CRCIF	1	-	1	-
CL	5	5	-	-
	33[3]	17.5	5.5	10.0

1. Phase 1 of Wal-Mart China HQ in Shenzhen
2. Phase 2 of Wal-Mart China HQ in Shenzhen
3. Current portfolio of 33 Retail Malls in China excluding 35 from MOU

China's Foundation for Expansion

CapitaLand

~ 45% share equity	~ 30% share equity	100% share equity
CapitaRetail China Development Fund (US$600mil)	**CapitaRetail China Incubator Fund (US$425mil)**	**CapitaLand Retail Limited**
• Develops greenfield retail malls • Pipeline of 25 malls across China amounting to US$1.0 bn (S$1.6 bn) & measuring over 1.1 million sqm in GRA • Signed MOU to acquire over 35 malls with a total asset size of approx. US$1.3 bn (S$2.1 bn) & measures over 1.5 mn sqm in GRA • A further 70% of future Wal-Mart developments by SZITIC up to 2010 • Other potential pipeline from Beijing Hualian Group & Third Party Entities	• Incubates completed malls • Xizhimen Mall in Beijing acquired at approx. US$162.5 mn (S$260.0 mn) • Potential pipeline from Beijing Hualian Group and Third Parties	• Completed retail properties in PRC[1] *[1] Includes China, Hong Kong SAR and Macau SAR*

Rights of First Refusal

CapitaRetail China Trust

India

- **2 JVs with Pantaloon Retail Ltd**
- **Invested US$75m in Horizon Fund (Total Fund US$350m)**
  - — 4 potential sites identified
  - — Total 4.1m sqft GFA
- **Identified pipeline of 50 Retail Assets across 30 cities & 14 states**
  - — Estimated asset value: US$1.2b
  - — 15.3m sqft GFA



China & India Retail Potential


Comparative Penetration of Organised Retail
100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.

Financial Services – AUM Up 68% to S$14.3b

- **Asia's largest property fund manager**
- **Total of 5 REITs, 1 Property Trust and 12 private real estate funds**
  - —Listed 3 new REITs in 2006: ART, CRCT, and QCT
  - —Completed 4 new private real estate funds:
    - ➢ CapitaRetail Dev Fund : US$600m
    - ➢ CapitaRetail Incubator Fund : US$425m
    - ➢ Malaysia Commercial Dev Fund : US$270m *(not invested)*
    - ➢ Raffles City Bahrain Fund : US$350m *(not invested)*



CapitaLand

Financial Services – Recent Completion

- **Malaysia Commercial Development Fund**
  - — Raised US$270m, invest up to US$1b
  - — More than 3x subscribed
  - — Potential pipeline for Malaysian listed QCT
- **Raffles City Bahrain Fund**
  - — Raised US$350m to develop Raffles City Bahrain
  - — CapitaLand's 2nd Shariah-compliant fund
  - — 1st real estate equity Sukuk fund in the world
- **J-REIT Acquisition**
  - — 13% stake in BLife Investment Corp.
  - — 33.4% stake in REIT manager Morimoto Asset Management Co. Ltd. for JPY0.2 b (S$2.5m)
  - — Platform for growing financial services in Japan

Listed	22 March 2006
Market Cap.	JPY38 b (approx S$478 m) @ 14 May 07
Investment Mandate	Residential (70%) & Retail (30%)
Current Portfolio	14 Properties in prime locations in Tokyo


Raffles City Bahrain


Mont Kiara

CapitaLand

Financial Services - New AUM Target 2007



S$ billion
25
20
15
10
5
0
3.1
6.1
8.5
14.3*
18.0
2003
2004
2005
2006
2007 (Target)
REITS
Private Funds
Target

REITS
CMT
CCT
ART
CRCT
QCT

Private Funds
Eureka Office Fund
Mezzo Capital
MCDF
CCDF
CapitaRetail Japan
ARC-Capital and Japan Residences
CRDF
CCRF
IPPFA
CRIF
CRS
RC Bahrain Fund

**AUM includes ART which is managed by CapitaLand's subsidiary, The Ascott Group*

THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group – Growth Platform in ART



100%
Ascott Residence Trust Management Limited
THE ASCOTT GROUP
A Member of CapitaLand
Assets under management S$5.2bn*
Mgt fees
Mgt services
28%
ASCOTT
Pan Asian portfolio S$1.2bn#
Pan Asian portfolio S$0.9bn#
(includes S$0.7bn of recent investments in Asia)
European portfolio S$0.8bn#

Portfolio values as at 31 March 2007
* Includes owned assets

The Ascott Group Ltd

- Doubled operating profits to S$3.8m in 1Q'07
- Increased fee-based income
- Invested S$80m in Shanghai, Xi'an and Tokyo to add 504 units
- Realised portfolio gains on Somerset Chancellor Court in Ho Chi Minh City to ART in 1Q'07

Ascott Residence Trust

- DPU of S$8m in 1Q'07, 10% above forecast
- Successfully placed out 105.3m new units, raising S$199m
- Moody's assigned Baa2 rating
- Expanded portfolio to 18 properties with 2,904 units in 7 Pan-Asian countries

THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group – Rapid Expansion

- **Entry into fast-growing Eastern Europe (Moscow & St. Petersburg)**
  - 50/50 partnership with Amtel Properties
  - US$100m fund to acquire and develop international-class serviced residences
  - Secured 1st contract to manage Amtel's 150-unit Somerset Strogino, Moscow



Somerset Strogino

New Markets - Residential

- **Vietnam – Ho Chi Minh City**
  - — Launching 1st development in 2Q2007
    - 1,100 high-mid apartment units
  - — Secured 2nd residential project
    - 600 apartment units

- **Thailand – Bangkok**
  - — Sold 1,036 units, sales value of Baht 7.49b (S$305.5m)
  - — Launched The Emporio Place (361 units) and Villa Ratchatewi (603 units)

- **India – Mumbai**
  - — JV with Runwal Group
    - 500 apartment units
  - — Launched in 1Q2007


Ho Chi Minh City

New Markets – Raffles City Developments

- **3 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**


Raffles City Beijing


Raffles City Bahrain

New Markets
-:Leveraging on oil rich resources countries

- **Moscow & St. Petersburg**
  - 2 of the largest cities in Europe

	Population (mil)	GDP Per Capita (US$)
Moscow	**13,400**	**12,000**
St. Petersburg	**4,775**	**7,000**

- **First Logistic Investment**
  - MOU signed with Eurasia Logistics Ltd
  - To build 16 Class A Logistics properties in Russia, Kazakhstan and Ukraine
  - Total investment of about US$3b
  - Propose to acquire an initial 10% stake
- **GCC and Central Asia**
  - Bahrain
  - Abu Dhabi
  - Kazakhstan, 2nd largest in oil reserve


• Logistics properties sites
Managed space of 4.9m sqm in Russia, Kazakhstan and Ukraine by the end of 2010

CapitaLand

New Business – Macao Studio City

- 20% effective stake with development role
- Total share of investment, S$764m
- IRR 15.2%

Galaxy Mega Resort



Venetian Macao



City of Dreams





City of Dreams
COTAI STRIP
Hengqin Island
Galaxy Mega Resort
Venetian Resort
Four Seasons
Shangri-La
Sheraton
Holiday Inn
Hilton/ Conrad
Fairmount Raffles
Ecological Reserve
Golf Course

Macao Studio City

- Directly opposite Lotus Bridge-Zhuhai crossing immigration point, the future main access point in Macau
- Opposite future Hengqin Island Development
- Adjacent to new 18 hole Championship Oriental Golf Course (opening in 2007)

Macao Studio City

Site Area : 1.41 mil sf **PDE** : S$3.80 billion

Indicative GFA (mil sf)	Phase 1 (approved)	Phase 2 (pending)	Total	
Hotel Apartments (>540 units)	0.2	0.2	6%	0.4
Hotels (2910 rooms, 1 5-Star + 2 4-star)	1.8	1.8	55%	3.6
Casino (> 400 tables)	0.2	0.3	7%	0.5
Retail complex	0.8	0.5	20%	1.3
Entertainment	0.3	0.06	5%	0.3
Conference/Exhibition Hall	0.4	0.06	7%	0.5
Total	**3.7**	**2.9**	**100%**	**6.6**

Completion Timeline

2009 : Phase 1
2012 : Phase 2





CapitaLand

Building People

- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment



CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

Corporate Social Responsibilities – Green Initiatives

- Achievements to date : 3 ASEAN Energy Awards, 11 BCA Green Mark, 1 HK-BEAM Awards
- Top management commitment with a Steering Committee comprised of CEOs
- Green Committee to spearhead initiatives
- On route to attaining ISO14000 certification Group-Wide (for environmental management systems)
- Implemented "Green Buildings Guidelines" group-wide
- Working with government agencies and educational institutions in the areas of new environmental standards and R&D



Summary – Solid foundation for Growth


CapitaLand
Strong Financial Capacity
& Capital Efficient Model
Financial Services
REITS & Private Fund Management
Strong Domain & Market Knowledge
Complete Real Estate Value Chain
Asia's Rapid Growth
Driving Incomes & Real Estate Demand
REAL ESTATE SECTORS
Residential
Commercial
Retail
Integrated
Svc Residences
REAL ESTATE VALUE CHAIN
Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-May-2007 07:20:13
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Supplementary slides to "Expansion On Track" to be presented to investors on 21 May 2007 at CLSA Corporate Access Conference in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.presentation.supplementary.May2007.pdf Total size = **425K** (2048K size limit recommended)

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Supplementary Slides



CapitaLand

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions


CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial
Integrated, Leisure, Entertainment & Conventions
Serviced Residences
Financial
100%
CapitaLand Residential
54.2%*
AUSTRALAND
20.0%
100%
CapitaLand Retail
31.1%*
CapitaMall Trust
20.0%*
CapitaRetail China Trust
100%
CapitaLand Commercial
30.4%*
CapitaCommercial Trust
30.0%*
QuillCapita Trust
100%
CapitaLand ILEC
67%*
THE ASCOTT GROUP
27.4%*
ASCOTT RESIDENCE TRUST
18.8%*
100%
CapitaLand Financial
100%
Fund Management

CapitaLand Group comprises 8 listed Companies with total Market Capitalisation of more than S$34.7 billion^

* Listed Entities ^ as at 30 April 2007, net of common holdings

Growing Importance of Asia



Proportion of World GDP (at PPP)
2005
2020
Asia's proportion of world GDP
-- 2005: 35%
-- 2020: 43%
25
20
15
10
5
0
21.0
19.1
20.8
19.0
13.7
19.4
9.1
10.5
8.1
4.1
7.7
7.6
6.7
4.5
6.2
8.8
4.1
4.5
2.6
2.5
EU
US
China
Rest of Asia
Others
Latin America
Japan
India
Middle East & North Africa
Russia

Source: EIU & CapitaLand Research

CapitaLand

- **Plugging Into Growth Trends**



Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

Window to Asian Growth


CapitaLand
Capital Efficient Model + Shareholder Value Focus
Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

Real Estate Risk Manager & Trusted Intermediary


CapitaLand
Real Estate Risk
Domain Knowledge; Matchmaking; Distribution
$ CAPITAL

Global Investors' Trusted Window to Asia – Return Arbitrage

Business Model - Sustainable Competitive Advantage



(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
CMT/CCT
CCT
Funds/SPVs
CapitaLand
Creating Value & Extracting Value
Capital
Risk & Return
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
DIRECT Assets
FINANCIAL R.E. Risk Assets

The Value Chain & Value Creation


Land Purch.
Approvals
Construction
Leasing
Operating
Investment
HIGHER
VALUE ADDED
LOWER VALUE ADDED
REAL
ESTATE
ASSET
VALUE

Why we like the Residential Business


Land Purch.
Approvals
Construction
Sale
Recycle Capital
REAL ESTATE ASSET VALUE
CASH

Capture portion of greatest

VALUE CREATION,

then:

RECYCLE CAPITAL

Replicating Value Capture for Other Sectors



Land Purch.
Approvals
Construction
Sale
Symbiotic Exits
"Liquid Real Estate"
Recycle Capital
REAL ESTATE ASSET VALUE
CASH
CMT
CCT
CRCT
Other REITS

Capital Management - Structural Clarity


CAPITALAND
REITS
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
TAG
CMT
CCT
CRCT
ART
QCT
1
2
3
4
5
6
7
8
9
10
11
12

CapitaLand


30 April 2007
CapitaLand
S$22,273m
(Market Cap)
31%
CMT
6,219
20%
CRCT
1,346
19%
30%
CCT
3,900
QCT
197
30%
54%
APG
2,646
67%
TAG
2,791
19%
ART
974
27%

Total = S$41.8 bn
Net common holdings = $34.7 bn

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND COMMERCIAL VIETNAM HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Commercial Vietnam Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
22 May 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT SUBSIDIARY, FSCR HOTEL (UK) LIMITED

Further to the announcement made on 16 August 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its 62.5% indirect owned subsidiary, FSCR Hotel (UK) Limited ("FSCRH"), which had been placed under members' voluntary liquidation, has been dissolved.

The voluntary liquidation of FSCRH is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 May 2007

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-May-2007 12:34:13
Announcement No.	00029

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Announcement Title *	Launch of Australand Wholesale Property Fund No. 6
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.LaunchofAWPF6.24May07.pdf Total size = **54K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

24 May 2007

LAUNCH OF AUSTRALAND WHOLESALE PROPERTY FUND NO.6

Australand announced today that it has launched Australand Wholesale Property Fund No. 6 ("AWPF6"). AWPF6 is the sixth core wholesale property fund to be established and managed by Australand.

AWPF6 has an interest in eight high quality commercial and industrial properties located in three Australian states, with a total on-completion value of $215 million, AWPF6 is seeking to raise $155 million in equity, with initial gearing of 12%. Two of the assets have already been completed by Australand, with the remaining six properties currently under development. All of the properties under development are expected to be completed by December this year at which time, AWPF6 will have gearing of approximately 30%.

Some of the key benefits of AWPT6 include:

- Weighted average **portfolio capitalisation rate of 7.1%;**
- **Weighted average lease duration** of **7.8 years** (including Australand Rent Support);
- **Geographic and sector diversification;**
- 30 June **2008 forecast distribution yield of 7.1%;**
- Projected **distribution yield of between 7.3% and 7.9% per annum** for the years ended 30 June 2009 to 30 June 2012 – substantially tax advantaged;
- Modelled **5-year IRR of 10.2% (without Australand buy-back premium) to 10.8% (including Australand buy-back premium at 3% to NTA)**;
- **Initial NTA of $0.99**, with Australand absorbing the majority of AWPT6 establishment costs; and
- **Manager / investor alignment of interest** with Australand subscribing for between 10% and 20% of equity on issue.

The establishment of AWPF6 follows the successful establishment of the first five Australand sponsored wholesale property trusts, which have all out-performed original forecasts provided to investors. On average the previous five trusts delivered an IRR of 16.8% pa from investment property assets with an aggregate value of almost $900 million. On completion of AWPF6, Australand will have developed and sold to

AUSTRALAND

Australand managed wholesale property funds industrial and commercial properties in excess of $1.1billion in value.

Brendan Crotty, Managing Director of Australand commented that "The establishment of AWPF6 achieves a number of Group objectives as -

- It will provide an efficient source of capital for the Group,
- It will enhance our return on equity and
- It will re-establish our relationship with wholesale investors that benefited from their previous association with our successful funds management platform.

Australand intends to continue to roll out a number of funds in the future to achieve these objectives and has already identified seed assets for a portfolio that is expected to be Australand's seventh wholesale property fund."

Australand is one of Australia's major commercial and industrial property developers and managers. During 2006 the group delivered 300,000m² of commercial and industrial developments, and at the end of 2006, had a pre-committed forward workload of 376,000m², valued in excess of $760 million. The Group currently has approximately $1.5 billion of income producing assets under management.

UBS AG, Australia Branch is acting as sole financial advisor to Australand on the establishment of the AWPF6.

Michael Newsom
General Counsel
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

Tiernan O'Rourke
Chief Financial Officer
Tel: +61 2 9767 2041
Email: torourke@australand.com.au

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-May-2007 13:13:01
Announcement No.	00032

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Date of Trading Halt *	25-05-2007
Time of Trading Halt *	1400 hours
Reasons for Trading Halt *	Pending release of an announcement.

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED ISSUE OF CONVERTIBLE BONDS

1. INTRODUCTION

CapitaLand Limited ("**CapitaLand**" or the "**Company**") wishes to announce that the Company proposes to issue bonds ("**Convertible Bonds**") convertible into new ordinary shares in the capital of the Company ("**New Shares**"). The Convertible Bonds are proposed to be placed with institutional investors and sophisticated investors. The Company has appointed J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") as the sole bookrunner and lead manager of the issue of the Convertible Bonds (the "**Issue**").

2. DETAILS OF THE ISSUE

CapitaLand proposes to issue approximately S$1,000,000,000 in principal amount of Convertible Bonds.

The terms of the Convertible Bonds will be confirmed upon the pricing of the Issue, following the completion of a bookbuilding exercise by JPMorgan.

3. PRICING OF THE CONVERTIBLE BONDS

Pricing of the Convertible Bonds is expected to take place before 2359 hours (Singapore time) on 25 May 2007. An announcement will be made by CapitaLand of the definitive terms of the Convertible Bonds following pricing.

4. STATUS OF CONVERTIBLE BONDS

The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company, ranking *pari passu* without preference amongst themselves. The payment obligations of the Company under the Convertible Bonds will, save for certain specific exceptions and such exceptions as may be provided by applicable legislation, rank at least equally with all its other present and future unsecured and unsubordinated obligations.

5. LISTING OF CONVERTIBLE BONDS

An application will be made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing of the Convertible Bonds and the New Shares.

6. CONDITIONS

The issue of the Convertible Bonds is conditional upon, *inter alia*, the approval in-principle of the SGX-ST for the listing of the Convertible Bonds and the New Shares.

7. CLOSING DATE

The closing date for the Issue is expected to be on or about 20 June 2007.

8. USE OF PROCEEDS

CapitaLand expects to use the proceeds of the Issue to refinance its existing borrowings, finance new investments, and/or for working capital.

9. FINANCIAL EFFECTS OF THE ISSUE

The financial effects of the Issue will depend on the terms of the Convertible Bonds and will be disclosed in the announcement to be issued by the Company following the pricing of the Issue.

10. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDER

None of the Directors and substantial shareholder of the Company have any interest, direct or indirect, in the Issue.

By Order of the Board

Low Sai Choy
Company Secretary
25 May 2007

CapitaLand

For Immediate Release
25 May 2007

NEWS RELEASE

CapitaLand China acquires residential site for 3,800 homes in Chengdu City, Sichuan Province

Singapore, 25 May, 2007 – CapitaLand's indirect wholly-owned subsidiary, CapitaLand China, has secured a prime residential site in Chengdu City, Sichuan Province, in a government land auction for RMB1.17 billion (S$233.5 million). CapitaLand China Development Fund ("CCDF"), a private equity fund in which CapitaLand China has a 37.5% direct stake, has pre-committed to take a 70% stake in the development. Including its 30% direct stake in the development, CapitaLand China will have an effective stake of approximately 56%. This is in line with CapitaLand Group's strategy to expand its multi-sector footprint from key gateway cities in Bohai, Yangtze River Delta and Pearl River Delta, to the second- and third-tier cities in the central and western regions of China.

CapitaLand has been growing its multi-sector presence in Chengdu. In addition to the above site, CapitaLand China will build well-designed and affordable homes to meet the rising demand through its joint venture with a leading Sichuan developer – Chengdu Zhixin Industrial Co., Ltd. The joint venture company, called Sichuan CapitaLand Zhixin, will develop approximately 25,000 homes between now until 2014. In end-2006, CapitaLand had also secured the former Sichuan Museum site where it plans to build a Raffles City complex. On the retail front, the Group opened its Jin Niu Mall in Chengdu City in October last year. The mall is 65% owned by CapitaLand and 35% owned by Shenzhen International Trust & Investment Co., Ltd.

The above residential site, located at Guanghua Avenue, is a ten-minute drive from Chengdu's city centre. It is in a verdant residential neighbourhood close to the future new office of the Qingyang District Municipal Government. The neighbourhood will also have a key commercial and retail centre spanning across 23 hectares. CapitaLand plans to build 3,800 homes on the site, together with some retail facilities. The entire project, to be developed in three phases, is expected to be completed by 2012.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "The western urban centre in Chengdu City is a choice residential neighbourhood, given the lushly landscaped environment and its proximity to the city centre. The Guanghua New Area has a planned population of 170,000. With the relocation of the government offices and planned retail centers in the vicinity, we are confident that the area will be transformed into a vibrant living and working community. The acquisition reinforces our long-term strategic intent to increase our presence in Chengdu."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "Demand for homes is expected to rise in Chengdu due to the strong migration inflow from surrounding cities in the Sichuan Province. Affordability is high with a rapidly growing class of professionals. We are confident that the site is well-located to meet the demand for quality homes among professionals and government officials working in the vicinity. We plan to have the first phase of the apartments ready for launch in the first half of 2008."

The site is located in Chengdu's Qingyang District, in the heart of Guanghua New Area, just two kilometers outside the Western Third Ring Road. It is easily accessible via the Metro Line 4 and two major connections to the city centre –Guanghua Avenue and Cheng Wen Qiong Highway. One of Chengdu's top schools, the Shu De Secondary School, is also located nearby.

About the Site

Site area	:	110,389 sqm
Potential GFA	:	Approximately 414,000 sqm
Tenure	:	70 years (residential)

Location map of site


Cheng Wen Qiong Highway
SITE
Guanghua Avenue
3rd Ring Road
Outer Ring Road
Raffles City Chengdu

Urban plan for Guanghua New Area


Cheng Wen Qiong Highway
Children & Women Hospital
Qingyang Government Office
Peifeng Rd
Chengfei Ave.
Regional Commercial Center
Guanghua Ave.
Shu De Secondary School

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **25 May 2007**

Singapore

Analyst Contact
Harold Woo, Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Media Contact
Nicole Neo, Corporate Communications
DID : (65) 68233218
Email : nicole.neo@capitaland.com.sg

China
Francis Li, Corporate Communications
DID : (86-21) 33114633 ext 8300
Email : li.chengjie@capitaland.com.cn

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 1989000036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2022

1. INTRODUCTION

CapitaLand Limited (the "**Company**") wishes to announce that the Company has priced its offering (the "**Offer**") of convertible bonds due 2022 (the "**Convertible Bonds**"), which are convertible into new ordinary shares in the capital of the Company ("**Shares**"). J.P. Morgan (S.E.A) Limited ("**JPMorgan**") is the sole bookrunner and lead manager of the Offer. The Convertible Bonds have been fully placed to institutional investors and accredited investors.

2. PRINCIPAL TERMS OF THE CONVERTIBLE BONDS

The principal terms and conditions of the Convertible Bonds are summarised as follows:

Issue Size	:	S$1,000,000,000 in principal amount of Convertible Bonds
Issue Price	:	100 per cent. of the principal amount of the Convertible Bonds.
Settlement and Payment	:	Subject to fulfilment of the conditions of the subscription agreement dated on or about 25 May 2007 between the Company and JPMorgan, settlement and payment of the Convertible Bonds is expected to take place on 20 June 2007 in Singapore.
Interest	:	The Convertible Bonds will bear interest at the rate of 2.95 per cent. per annum.
Yield to Maturity	:	2.95 per cent. per annum.
Initial Conversion Price	:	S$13.8871 for each New Share.

Conversion Premium	:	72 per cent. over the volume weighted average prices of the Shares traded on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for 25 May 2007.
Conversion Period	:	Convertible at the option of the holder, at any time from 20 June 2008 to 10 June 2022.
Status of the New Shares	:	The Convertible Bonds constitute direct and unsecured obligations of the Company and shall at all times rank *pari passu* without preference or priority amongst themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations.
Final Redemption	:	Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 100 per cent. of their principal amount on the final redemption date.
Final Redemption Date	:	20 June 2022.
Redemption at the Option of the Investor	:	Holders of the Convertible Bonds may require the Company to repurchase all their Convertible Bonds at a price equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption, on 20 June 2017 and 20 June 2019 and upon the delisting of the Shares.
Redemption at the Option of the Company	:	All or a portion of the Convertible Bonds may be redeemed by the Company at any time on or after 20 June 2014 but not less than seven business days prior to the Final Redemption Date, if the closing price of the Shares (as quoted on the SGX-ST) over the prescribed period is at least 130 per cent. of the conversion price. The redemption price will be equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption.

Listing	:	Application will be made to list the Convertible Bonds on the Official List of the SGX-ST and the shares arising from the conversion of the Convertible Bonds.
Governing Law	:	English law.

3. **NEW SHARES**

The number of new Shares to be allotted and issued by the Company, pursuant to the full conversion of the Convertible Bonds, is 72,009,275 (based on the conversion price of S$13.8871 and assuming no adjustments to the conversion price). The 72,009,275 new Shares represent approximately 2.6 per cent. of the existing Shares in issue.

4. **USE OF PROCEEDS**

The estimated net proceeds from the issue of the Convertible Bonds are approximately S$986 million. The Company intends to use the proceeds to refinance its existing borrowings, finance new investments, and/or for working capital.

5. **FINANCIAL EFFECTS**

For the purposes of illustration, the financial effects of the issue of the Convertible Bonds, based on the audited consolidated financial statements of the Company and its subsidiaries (the "**Group**") as at 31 December 2006, and the unaudited consolidated financial statements of the Group as at 31 March 2007, on the share capital, net tangible assets ("**NTA**"), earnings and net gearing of the Group are as follows:

(a) Share Capital

	The Group and the Company	
	31 December 2006	31 March 2007
Number of Shares	'000	'000
Before the issue of Convertible Bonds	2,779,346	2,795,251
After the issue of Convertible Bonds but before any conversion	2,779,346	2,795,251
Assuming full conversion of the Convertible Bonds	2,851,355	2,867,261

The number of outstanding share options under the CapitaLand Share Option Plan is as follows:

	The Company	
	31 December 2006	31 March 2007
	'000	'000
Share options	57,755	43,465

In the event that the S$430 million 2.1 per cent. convertible bonds due 2016 previously issued by the Company is fully converted, the number of Shares of the Company will be increased by 59,219,677 Shares.

(b) NTA

	The Group	
	31 December 2006	31 March 2007
	S$'000	S$'000
NTA, as reported	7,361,389	7,978,731
Capital reserve arising from issue of the Convertible Bonds	92,000	92,000
Estimated issue expenses	(13,800)	(13,800)
Adjusted NTA after the issue of the Convertible Bonds but before any conversion	7,439,589	8,056,931
NTA per Share (S$)		
Before the issue of the Convertible Bonds	2.65	2.85
After the issue of the Convertible Bonds but before the any conversion	2.68	2.88

Assuming full conversion of the Convertible Bonds, the effects on the NTA and NTA per Share would be as follows:

	The Group	
	31 December 2007	31 March 2007
	S$'000	S$'000
Adjusted NTA	8,347,589	8,964,931
Adjusted NTA per Share (S$)	2.93	3.13

(c) Earnings

The interest expense in respect of the Convertible Bonds prior to any conversion will be at the aggregate of 2.95 per cent. interest payable each year and the amortisation of the fair value of the conversion rights recorded on the date of issue. However, it is not possible to quantify the effects of the issue of the Convertible Bonds on the earnings of the Group until the proceeds from the issue of the Convertible Bonds have been deployed.

(d) Net Gearing

	The Group	
	31 December 2006	31 March 2007
	S$'000	S$'000
Net borrowings, as reported	5,444,977	4,917,211
Decrease in net borrowings resulting from recording the fair value of the conversion rights upon the issue of the Convertible Bonds	(92,000)	(92,000)
Estimated issue expenses	13,800	13,800
Adjusted net borrowings after the issued of the Convertible Bonds but before any conversion	5,366,777	4,839,011
Total Equity, as reported	9,512,750	9,914,615
Capital reserve arising from the issue of the Convertible Bonds	92,000	92,000
Estimated issue expenses	(13,800)	(13,800)
Adjusted Total Equity after the issue of the Convertible Bonds	9,590,950	9,992,815
Net gearing (number of times)		
As reported	0.57	0.50
After the issue of the Convertible Bonds	0.56	0.48

Assuming the full conversion of the Convertible Bonds, the effects on the net gearing of the Group would be as follows:

	The Group	
	31 December 2006	31 March 2007
	S$'000	S$'000
Adjusted net borrowings assuming full conversion of the Convertible Bonds	4,458,777	3,931,011
Adjusted Total Equity assuming full conversion of the Convertible Bonds	10,498,950	10,900,815
Net gearing (number of times)	0.42	0.36

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 25 May 2007

CapitaLand

For immediate release
25 May 2007

NEWS RELEASE

CapitaLand achieves highest conversion premium at 72% for its 2.95%, S$1 billion convertible bond issue

Largest convertible bond issue in Singapore
Longest tenure in Asia ex-Japan with 15 year maturity

Singapore, 25 May 2007 – CapitaLand Limited ("CapitaLand") is pleased to announce the pricing of its proposed issue of unsecured convertible bonds ("Bonds").

The issue size of S$1 billion is the largest ever in Singapore. With a 15 year final maturity and 72% conversion premium, the Bonds are the longest dated and highest conversion premium unsecured convertible bonds issued in Asia ex-Japan.

The Bonds are convertible into new CapitaLand ordinary shares at a conversion price of S$13.8871 per new share. The Singapore Dollar denominated Bonds will bear a coupon rate of 2.95% per annum, payable semi annually.

An application will be made to the Singapore Exchange Securities Trading Limited (SGX-ST) for the listing of the convertible bonds and the shares arising from the conversion of the convertible bonds.

J.P. Morgan (S.E.A.) Limited ("JPMorgan") was the sole bookrunner and lead manager for the issue, which will be placed with institutional and sophisticated investors.

CapitaLand expects to use the net proceeds to finance new investments, refinance its existing borrowings, and for working capital. Earlier in 2002, the company issued a S$380 million convertible bond, the first major Singapore dollar-denominated convertible bond. Last year, CapitaLand issued a second convertible bond, a S$430 million 10 year convertible bond, which was described as "Singapore's Equity Deal of the Year", by an international financial publication.

Mr Liew Mun Leong, President & CEO, CapitaLand Group, said, "This is our third successful convertible bond issue which is more than double our previous bond issue and achieving a much higher conversion premium. It reflects the strong confidence in our expansion plans and execution capabilities in Singapore and abroad. To date, we have been combining our real estate domain knowledge with financial skills to not only re-shape our own balance sheet but also to launch unique and innovative real estate based financial products and services. This issuance strengthens our financial footing even more as we continue to expand our business across multi-sectors and multi-geographies."

Mr Olivier Lim, Group Chief Financial Officer, CapitaLand Limited said, "We are delighted with the strong response from investors and the excellent terms achieved. The Bonds have been priced in a firm market environment and at a time where the Singapore dollar yield curve has improved recently for long tenors. We are pleased to secure sizeable and unusually long-term funding for our core debt requirements at very tight overall pricing. This transaction improves our debt maturity profile and capital structure further, in line with our capital management objectives."

Summary of Convertible Bond Terms

Launch size:	S$1,000 million
Reference share price:	S$8.0739[1]
Conversion premium:	72%
Initial conversion price:	S$13.8871
Coupon/Yield to Maturity:	2.95%
Maturity Date:	20th June, 2022
Investor put option:	20th June, 2017 (at end of year 10) & 20th June, 2019 (at end of year 12)

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **25 May 2007**

For more information, please contact:

Analyst contact:
Harold Woo,
Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Basskaran Nair
Corporate Communications
Tel: +65 6823 3554
Email: basskaran.nair@capitaland.com.sg

[1] Volume weighted average price of 25th May 2007

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	25-May-2007 20:11:21
Announcement No.	00158

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Date of Lifting of Trading Halt *	28-05-2007
Time of Lifting of Trading Halt *	0900 hours

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2007 18:08:00
Announcement No.	00116

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Announcement Title *	Completion of the purchase of Shoan Heights Serviced Apartment, Melbourne, Australia
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Completion.ShoanHeights.30May07.pdf Total size = **28K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF THE PURCHASE OF SHOAN HEIGHTS SERVICED APARTMENT, MELBOURNE, AUSTRALIA

On 12 December 2006, the Board of Directors of Ascott Residence Trust Management Limited ("ARTML"), as Manager of Ascott Residence Trust ("ART"), announced that Somerset Gordon Heights (Melbourne) Pty Ltd (an indirectly wholly owned subsidiary of ART), in its capacity as trustee of Somerset Gordon Heights Unit Trust, a special purpose unit, entered into conditional sale and purchase agreement for the acquisition (the "Acquisition") of a freehold property, Shoan Heights Serviced Apartment, located at 19-25 Little Burke Street, Melbourne, Australia at a consideration of A$11.6 million (or S$13.9 million).

ARTML is pleased to announce that the Acquisition was completed on 28 May 2007.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong
Company Secretary
Singapore, 30 May 2007

END